March 19, 2020

VIA E-MAIL

Division of Corporation Finance

Office of Healthcare & Insurance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:      Allure Worldwide, Inc.

Registration Statement on Form S-1

Filed February 21, 2020

File No. 333-234815

To Whom it May Concern:

The following is response to the comment letter received on March 6, 2020.

Form S-1/A filed February 21, 2020

Facing page

1. We note your response to comment 6. Please revise your facing page to indicate that you are a Florida corporation. Additionally, please file a revised legality opinion which opines upon Florida law.

Both revised to reflect Florida.

Cover page

2. Please revise to define "Minimum Offering".

Revised to define Minimum Offering as the minimum which must be raised before the offering is closed and the funds released for the issuers use.

The Offering , page 7

3. We note your deletion of language in The Offering section on page 7 regarding when the funds may be released from escrow when you filed the amended Form S-1/A1 on January 2, 2020.

Please revise The Offering section to include the deleted paragraph.

Deleted paragraph included.

Division of Corporation Finance

Office of Healthcare & Insurance

Directors, Executive Officers, Promoters and Control Persons, page 29

4. Refer to prior comment 4. It remains unclear when Ms. McLaughlin was also an officer and director of Atlantic Acquisition II, Inc., and Atlantic Acquisition I, Inc. It is also unclear what were her and Mr. Bubeck's responsibilities at those companies. Please clarify.

Positions and terms clarified.

Certain Relationships and Related Transactions, page 33

5. We reissue prior comment 5 in part. Please revise to indicate the amount of consideration given for the shares in each of the noted transactions.

Consideration disclosure added.

Financial Statements, page F-1

6. Please include updated financial statements in your next amendment. Please refer to Rule 8-08 of Regulation S-X.

December 31, 2019 review added.

Report of Independent Registered Public Accounting Firm, page F-2

7. We note your response to prior comment 7 from our letter dated December 19, 2019. It does not appear that your filing has been revised to address this comment; as such, it will be reissued. It appears that your auditor has included an explanatory paragraph with respect to substantial doubt about the company's ability to continue as a going concern. Please have your auditor revise the report to include this explanatory paragraph immediately following the opinion paragraph, or tell us how this placement is consistent with AS 2415.

Revised for proper placement.

Division of Corporation Finance

Office of Healthcare & Insurance

General

8. We note your response to prior comment 2; however, it is unclear how any acquisition whether for stock or cash would have a fair value of at least $336,000 or 80 percent of the maximum offering proceeds, given your available assets, following the proposed offering. Please provide an analysis of how you would fund such acquisition that addresses the value of any stock you may use in such an acquisition and explain how the value of such stock will be determined.

The value of any exchanged stock shall be negotiated with the operating entity. Given that this will be a reverse merger and the new owner will now have control of both companies’ assets, the value of the stock will be reflective of the value of the combined company and thus the asset value of Allure will have little effect on the value of the stock post acquisition. It is anticipated that the acquisition will be a completely cashless transaction

Sincerely,

/s/ Robert Bubeck

Robert Bubeck

Allure Worldwide, Inc.

cc:	William Demarest

Jennifer Monick

Ruairi Regan

David Link